BRANDON J. CAGE
Assistant Vice President, Counsel
Law Department Phone: 949-219-3943 Fax: 949-219-6952 Brandon.Cage@pacificlife.com
October 6, 2009
Michael L. Kosoff
Senior Counsel
Office of Insurance Products
Division of Investment Management
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, DC 20549-0506

Re:	Separate Account A of Pacific Life Insurance Company
Initial Registration Statement on Form N-4 (Pacific Fusion)
File Nos. 333-160999, 811-08946

Separate Account A of Pacific Life & Annuity Company
Initial Registration Statement on Form N-4 (Pacific Fusion NY)
File Nos. 333-161000, 811-09203
Dear Mr. Kosoff:
On behalf of Pacific Life Insurance Company (“Pacific Life”), Separate Account A of Pacific Life (811-08946), Pacific Life & Annuity Company (“PLA”) and Separate Account A of PLA (811-09203) (hereinafter collectively referred to as “Registrants”), set forth below are responses to Staff comments dated October 1, 2009, in connection with the above referenced Registration Statements on Form N-4, filed with the SEC on August 4, 2009. The changes made in connection with this response will be reflected in a Pre-Effective Amendment to the above referenced Registration Statements.
1. Staff Comment: An Overview of Pacific Fusion (p. 3).
a. In the second paragraph, please include a cross-reference to the discussion of state variation in the prospectus.
Response: We added a cross reference to the State Considerations section in the prospectus.
b. Please remove the sentence that reads, “The terms of your Contract and of any Rider or Endorsement prevail over what is in this Prospectus.” The contents of a registration statement cannot be disclaimed. Further, the prospectus should describe all material rights and obligations under the contract and should in addition state that it is doing so.

Mr. Kosoff
October 6, 2009

Response: We deleted the above referenced disclosure. In addition, we added the following disclosure:
“This prospectus provides a description of the material rights and obligations under the Contract. Your Contract (including any riders and/or endorsements) represents the contractual agreement between you and us.”
2. Contract Transaction Expenses (p. 6). Please review the fourth sentence of the narrative for clarity.
Response: We modified the fourth sentence by removing the word “instead”. The rest of the sentence remains the same.
3. Expense Examples (p. 8). Please revise the expense example to reflect a $10,000 investment in the separate account. Please note that the registrant can include a secondary example reflecting the 20% restriction as long as that restriction is clearly disclosed.
Response: We modified the Expense Examples such that 100% of the $10,000 is allocated to the Separate Account.
4. Transfers and Market Timing Restrictions (p. 12). Please confirm supplementally that there is no adverse impact on the contract from stopping the automatic rebalance, even though it may lead to an allocation outside the 20%/80% restriction. If there is such a consequence, please describe it fully, together with any notice that might be provided.
Response: There is no adverse impact on the contract, from an allocation requirement sense, if a contract owner elects to stop the automatic rebalancing. If such an election is made their contract value will fluctuate based on investment experience and will not be re-allocated to 20%/80% unless the contract owner instructs us otherwise.
5. Charges Fees and Deduction (p. 14). For ease, please consider changing the concept of “Age” of Payments to using the concept of Contract Years.
Response: We will take this into consideration. Thank you for the suggestion.
6. Default Annuity Date and Options (p. 17). If you do not select an Annuity Option, please clarify which fixed payout option is applied to the contract.
Response: The fixed payout option will depend on the type of contract; Non-Qualified versus Qualified. The second paragraph of the Default Annuity Date and Options section explains what the default fixed payout option will be when an option is not elected. We made the default fixed payout options (e.g. Life with a 10 Year Period Certain) bold in that paragraph to provide more attention to it.
7. Your Annuity Payments (p. 18). Please clarify supplementally what is intended by the phrase “with the ages set back 8 years”.
Response: Ages set back 8 years” refers to the treatment of Annuitant ages to determine fixed and variable annuity payments. The payments are determined in part by subtracting 8 years from ages listed in the 2000 Annuity Mortality Tables along with other payment determinants.

Mr. Kosoff
October 6, 2009

8. Death Benefits (p. 18).
a. Please define the term “Death Benefit Amount”.
Response: The Death Benefit Amount is defined in the Death Benefit Amount subsection of Death Benefits. As disclosed, the Death Benefit Amount is the greater of the Contract Value or total Purchase Payments adjusted for withdrawals on the Notice Date. Given the close proximity between the given definition and the start of the Death Benefit section, no further disclosure is required.
b. Please note the adverse effect of the pro-rata calculation when contract value is low.
Response: We added the following disclosure to the second bullet of the Death Benefit Amount subsection [underlined for your reference]:
“your aggregate Purchase Payments reduced by an amount for each withdrawal, which is calculated by multiplying the aggregate Purchase Payments received before each withdrawal by the ratio of the amount of the withdrawal to the Contract Value immediately prior to each withdrawal. The reduction made, when the Contract Value is less than aggregate Purchase Payments made into the Contract, may be greater than the actual amount withdrawn.”
9. Appendix A (p. 43).
a. To avoid confusion, please consider pushing back the date of withdrawal to year 7 (to take it outside the CDSC period).
Response: We modified the example such that the first withdrawal (when Contract Value is higher than the Return of Purchase Payment Amount) is made during year 7.
b. Please revise the example to make it clear that the value being calculated is the Return of Purchase Payments component of the Death Benefit Amount and not the Death Benefit Amount itself.
Response: We added a footnote to the table (footnoting “Contract Value” and “Return of Purchase Payments”). The footnote will state the following:
“1The greater of the Contract Value or the adjusted Return of Purchase Payments represent the Death Benefit Amount.”
In addition, we modified the example disclosure below the table to make it clear that the amount being calculated is the Return of Purchase Payments component.
c. Please explain to the reader where the $120,844 figure comes from. (i.e., it is the contract value immediately prior to the withdrawal.)
Response: We modified the disclosure as follows [underlined for your reference]:
“First, determine the ratio for the proportionate reduction. The ratio is the withdrawal amount divided by the Contract Value prior to the withdrawal ($120,844, which equals the $85,844 Contract Value after the withdrawal plus the $35,000 withdrawal amount). Numerically, the ratio is...”

Mr. Kosoff
October 6, 2009

d. Please consistently capitalize the phrase “Death Benefit Amount”.
Response: We capitalized the phrase Death Benefit Amount where applicable. Thank you for bringing that to our attention.
e. Please add an example that demonstrates the result when contract value is lower than the Return of Purchase Payment Amount.
Response: We extended the existing example to include the scenario where a withdrawal occurs and the contract value is lower than the Return of Purchase Payments.
10. Rule 12h-7. Please note that if you qualify for and intend to rely upon the exemption provided by rule 12h-7 under the Securities Exchange Act of 1934, you must include a statement to that effect in the prospectus. See Release No. 33-8996 (Jan. 8, 2009).
Response: We will add disclosure prescribed by Rule 12h-7(f) to the prospectus.
11. Staff Comment: Powers of Attorney. Please provide powers of attorney that relate specifically to this registration statement as required by Rule 483(b) of the 1933 Act. This means that each power of attorney must either (a) specifically list the ’33 Act registration number of the initial filing, or (b) specifically name the contract or fund whose prospectus and/or SAI is being registered.
Response: Updated Powers of Attorney will be included in the next Pre-Effective Amendment.
12. Staff Comment: Series and Class Identifiers. Please confirm supplementally that the contract name on the front cover page of the prospectus is and will continue to be the same as the EDGAR class identifiers.
Response: We hereby confirm that the contract name [Pacific Fusion] will continue to be the same as the EDGAR class identifiers.
13. Staff Comment: Guarantees and Support Agreements. Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any of the company’s guarantees under the policy or whether the company will be primarily responsible for paying out on any guarantees associated with the policy.
Response: There are no guarantees or support agreements with third parties to support the company’s guarantees under the policy. The company will be primarily responsible for paying out any guarantees associated with the policy. If any such agreements are entered into in the future, such agreement will be added as an exhibit under Item 24(b)(7) of Form N-4.
14. Staff Comment: Financial Statements, Exhibits, and Other Information. Please confirm that the financial statements and exhibits will be filed by a pre-effective amendment to the registration statement.
Response: We hereby confirm that the applicable Financial Statements, Exhibits and/or Other Information will be filed via a Pre-Effective Amendment to the Registration Statement.
15. Staff Comment: Tandy Representation. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the Staff to be certain that they have provided

Mr. Kosoff
October 6, 2009

all information investors require for an informed decision. Since the registrant is in possession of all facts relating to the registrant’s disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.
Notwithstanding our comments, in the event the registrant requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Response: We will make the appropriate acknowledgements when a request for acceleration is made.
I believe that the foregoing is responsive to the SEC Staff’s comments. If you have any questions, please call me at (949) 219-3943. Thank you.
Sincerely,
/s/ BRANDON J. CAGE
Brandon J. Cage